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                                                                    EXHIBIT a(4)

                                                           FOR IMMEDIATE RELEASE

CONTACT: David A. Schaefer - Senior Vice President and Chief Operating Officer Robert K. Bruning - Chief Financial Officer
          (619) 929-0377

                         COBRA GOLF TO BE ACQUIRED BY
                     AMERICAN BRANDS FOR $36.00 PER SHARE

Carlsbad, California - December 18, 1995 - Cobra Golf Incorporated (NASDAQ/NMS:CBRA) today announced that it has signed a definitive agreement to be acquired by American Brands, Inc. (NYSE - AMB) for $36 per share, or approximately $700 million. Cobra said that the agreement contemplates a cash tender offer by American Brands to commence no later than December 22nd for all of Cobra's outstanding common shares, to be followed by a cash merger at the same price. The Board of Directors of both companies have unanimously approved the transaction.

Details of the offer will be included in an Offer to Purchase to be mailed to all Cobra stockholders.

Cobra Chairman, Gary Biszantz, said, "We believe the American Brands offer represents significant value for stockholders while at the same time enabling these two outstanding companies to become the greatest organization in golf." Thomas L. Crow, Cobra's Vice Chairman, added, "The potential is enormous and we are extremely proud to be associated with this new powerhouse."

Mark C. McClure, President and Chief Executive Officer of Cobra, added, "All of us at Cobra Golf are extremely pleased we are joining forces with Titleist and Foot-Joy. We believe this is a winning situation for everyone including our stockholders, customers, suppliers and employees, and we are extremely excited by the opportunities presented by this combination."

Cobra designs, manufactures and markets high-quality golf clubs principally for the premium-priced game improvement segment of the golf equipment market. The Company's primary focus is on oversize and graphite shafted golf clubs marketed and sold under the King Cobra brand name.